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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [   ] Form 10-Q    [   ] Form 10-D    [   ] Form N-SAR Form N-CSR
For Period Ended: June 30, 2006.

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
    [   ] Transition Report on Form N-SAR
    [   ] Transition Report on Form N-CSR
                                                             [   ] For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIPS Technologies, Inc.
_________________________________________________________________
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

1225 Charleston Road
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
_________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

MIPS Technologies, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended June 30, 2006 (“Form 10-K”) by the prescribed due date of September 13, 2006. The Company announced on August 30, 2006 that following a company-initiated voluntary review of historical stock-based compensation practices and related potential accounting impact, its board of directors had formed a special committee, consisting of independent directors, to review the Company’s historical option grant practices and the Company’s accounting for its option grants. The committee has retained independent outside legal counsel to assist it in its review. The Company has determined that it is not able to file the Form 10-K until the review is completed. The Company intends to file the Form 10-K as soon as practicable after the review is completed, but does not currently expect that the Form 10-K will be filed by September 28, 2006, the extended deadline for the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mervin S. Kato	(650)	567-5000
______________________________________________________	____________________	___________________________
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 26, 2006, MIPS issued a press release (“Earnings Release”) containing its operating results for the year ended June 30, 2006. As noted above, an independent committee of the Company’s board of directors is reviewing the Company’s historical option grant practices and its accounting for option grants. Until this review has been completed, the Company does not expect that it will be in a position to determine if there will be significant changes as a result of such review to the results of operations for fiscal 2006 from the results of operations for fiscal 2005 beyond those changes reflected in the Earnings Release. Subsequent to the issuance of the Earnings Release, the Company has reached a settlement with the IRS regarding its proposed adjustment related to the examination of the Company’s fiscal 2002 federal tax return and as a result the tax provision for fiscal 2006 is expected to be lower than was reflected in the Earnings Release as reserves established for a tax audit adjustment in excess of the settlement amount are released.

MIPS Technologies, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 13, 2006       By /s/ MERVIN S. KATO
                                                          Mervin S. Kato
                                                          Vice President and Chief Financial Officer